Triple Double Crown, LLC

Balance Sheet — As of December 31, 2022

Assets

Current Assets

Cash – Basic Business Checking (Acct #200000520029)	$70.00
Total Current Assets	**$70.00**
Total Assets	**$70.00**

Liabilities

Current Liabilities	$0.00
Total Liabilities	**$0.00**

Owner's Equity

Owner's Equity, beginning of year (per 2021 BS)	$70.00
Owner Contribution (February 2022 Wire Deposit)	$3,300.00
Owner Draw / Expense (February 2022 Check)	($3,300.00)
2022 Net Change	$0.00
Total Owner's Equity	**$70.00**
Total Liabilities & Equity	**$70.00**

Notes:
• February 2022 activity shows a $3,300 owner contribution (incoming wire) and a $3,300 owner draw (outgoing check). These offset each other, resulting in no change to the year-end balance.
• No additional liabilities, income, or expenses were recorded during the year. The December 2022 ending bank balance remains $70.00.

Exhibit B.3